August 3, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Gordon
Rufus Decker

Re:	WD-40 Company

Form 10-K for the Year Ended August 31, 2011, Filed October 20, 2011

Form 10-Q for the Quarter Ended May 31, 2012, Filed July 10, 2012

File No. 0-6936

Dear Mr. Gordon:

This letter is provided in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated July 23, 2012. For reference purposes, the staff’s comments have been reproduced below in italics followed by our responses to each of the comments.

Form 10-K for the Year Ended August 31, 2011

Item 7- Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

1.	You disclose on page F-32 that you evaluate the performance of your segments and allocate resources to them based on sales, operating income and expected return. In future filings, please enhance the disclosure in your MD&A to separately discuss the business reasons for the changes between periods in operating income of each of your segments: the Americas, Europe, and Asia-Pacific. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us supplementally what your revised MD&A for fiscal year 2011 as compared to fiscal year 2010 will look like. See Item 303(a)(3) of Regulation S-K.

Response:

In future filings, we will enhance the disclosures in the MD&A to discuss the significant changes in income from operations for each of our segments: the Americas, Europe and Asia-Pacific. As requested by the staff, we are providing below the additional disclosures and revisions that we would have included in our MD&A for fiscal year 2011 as compared to fiscal year 2010. Although we plan to follow this same format in our future filings, such disclosures are subject to change based on changes in the underlying facts.

Income from Operations by Segment

The following table summarizes income from operations by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,
			Change from Prior Year
	2011	2010	Dollars	Percent
Americas(1)	$19,777	$25,095	$(5,318)	(21)%
Europe	27,846	25,075	2,771	11%
Asia-Pacific	6,509	5,028	1,481	29%

	$54,132	$55,198	$(1,066)	(2)%

(1)	Income from operations for the Americas segment includes corporate expenses, none of which are allocated to the other segments.

Americas

Income from operations for the Americas segment decreased to $19.8 million, down $5.3 million, or 21%, for the fiscal year ended August 31, 2011 compared to the prior fiscal year. The decrease in the income from operations for our Americas segment was primarily due to a decrease in sales of $10.0 million and a slight decrease in the gross profit as a percentage of net sales from 50.7% to 50.4% year over year. Despite the lower level of sales, there were no significant changes in operating expenses for the Americas segment from year to year, resulting in a decrease in operating income as a percent of net sales from 14.0% for the year ended August 31, 2010 to 11.7% for the year ended August 31, 2011.

Europe

Income from operations for the Europe segment increased to $27.8 million, up $2.8 million, or 11%, for the fiscal year ended August 31, 2011 compared to the prior fiscal year, primarily due to an increase in sales of $15.0 million which was partially offset by a 2.9 percentage point decrease in the gross margin from period to period. As a percentage of net sales, gross profit for the Europe segment decreased to 51.5% for the fiscal year ended August 31, 2011 compared to 54.4% for the prior fiscal year primarily due to the higher costs of petroleum-based materials, sales mix changes and increased manufacturing costs in Europe. The higher level of sales for the Europe segment from year to year was accompanied by an increase in total operating expenses of $1.8 million. Operating income as a percent of net sales remained relatively constant at 22.2% for the year ended August 31, 2011 compared to 22.7% for the prior fiscal year.

Asia-Pacific

Income from operations for the Asia-Pacific segment increased to $6.5 million, up $1.5 million, or 29%, for the fiscal year ended August 31, 2011 compared to the prior fiscal year. The increase in the income from operations for our Asia-Pacific segment was primarily due to an increase in sales of $9.8 million which was offset by a decrease in the gross profit as a percentage of net sales from 44.9% to 43.8% year over year. The higher level of sales for the Asia-Pacific segment from year to year was accompanied by an increase in total operating expenses of $2.5 million. Operating income as a percent of net sales remained relatively constant at 15.8% for the year ended August 31, 2011 compared to 16.1% for the prior fiscal year.

Form 10-Q for the Quarter Ended May 31, 2012

General

2.	Please address the above comment in your interim filings as well, as applicable.

Response:

We will address the above comments, as applicable, in our future interim filings.

As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments, and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please contact me at (619) 275-1400 ext. 1116.

Sincerely,

/s/ JAY W. REMBOLT
Jay W. Rembolt
Vice President and Chief Financial Officer
WD-40 Company

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